P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48197

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: P.J. ROBB VARIABLE CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6075 POPLAR AVENUE, SUITE 400
(No. and Street)

MEMPHIS	TN	38119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JENNIFER A. MATLOCK	717-736-8159	JENNIFER.MATLOCK@PJROBB.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSECOOPERS LLP
(Name – if individual, state last, first, and middle name)

1075 PEACHTREE STREET, SUITE 2600	ATLANTA	GA	30309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ JENNIFER A. MATLOCK _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ P.J. ROBB VARIABLE CORPORATION _____, as of _____ DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Commonwealth of Pennsylvania - Notary Seal
MICHAEL J WAGNER - Notary Public
Dauphin County
My Commission Expires May 3, 2024
Commission Number 1172915
```

Signature: _____

Title: _____
    CHIEF FINANCIAL OFFICER

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
P.J. Robb Variable Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of P.J. Robb Variable Corporation (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the   financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The   financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 22, 2022

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 29,301,974
Segregated cash under regulation	200,000
Commissions receivable, net of allowance of $81,536	6,942,700
Goodwill	13,431,068
Deferred tax asset	26,743
Other assets	329,836
Total assets	**$ 50,232,321**

Liabilities and Stockholder's Equity

Commissions payable	$ 3,804,108
Income tax payable to affiliate	1,686,996
Payable to Parent	1,323,204
Accrued expenses and other liabilities	82,375
Total liabilities	**6,896,683**
Stockholder's equity	
Common stock and additional paid-in capital: no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	20,777,967
Retained earnings	22,557,671
Total stockholder's equity	**43,335,638**
Total liabilities and stockholder's equity	**$ 50,232,321**

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

1. **Organization**

    P.J. Robb Variable Corporation (the "Company"), is a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Truist Bank ("Truist"). Truist is a wholly owned subsidiary of Truist Financial Corporation (the "Corporation").

    The Company is incorporated in the state of Tennessee, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company conducts business on a national basis.

2. **Summary of Significant Accounting Policies**

    The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

    Use of Estimates
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to goodwill and tax assets, liabilities and expense. Actual results could differ from those estimates.

    Cash
    Cash includes funds on deposit with financial institutions that are available for withdrawal on demand.

    Cash Segregated Under Regulation
    The Company had $200,000 of cash on deposit at December 31, 2021 in a restricted cash account for the exclusive benefit of customers.

    Commissions Receivable
    The Company's receivables are from insurance carriers. The Company has reflected commissions receivable arising from the Company's operations on its Statement of Financial Condition. The Company maintains an allowance for adjustments on its commissions receivable.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles). Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the impairment test. The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value. Through December 31, 2021, the Company did not record any impairments related to goodwill.

Income Taxes

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated Federal income tax return of the Corporation. The method of allocating Federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

New Accounting Pronouncements

There were no standards adopted during the current year that had a material effect on the Company's financial statements, and no standards not yet adopted by the Company that are expected to have a material effect on the Company's financial statements

3.   **Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2021, the Company had net capital under the Rule of $26,816,665 which was $26,354,804 in excess of its minimum required net capital of $461,861. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 26%.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

4. Related Party Transactions

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Cash
The Company had $1,451,974 of cash on deposit with Truist at December 31, 2021 that is noninterest bearing.

Income Tax Payable to Affiliate
The Company had $1,686,996 in income tax payable to the Corporation at December 31, 2021, presented on the Statement of Financial Condition.

Payable to Parent
At December 31, 2021, the Company had a payable of $1,323,204 to the Parent, presented on the Statement of Financial Condition. Included in this amount were a payable of $644,080 for administrative service fees and a payable of $679,124 which resulted from unsettled operational amounts.

5. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included on the Statement of Financial Condition at December 31, 2021, are presented below:

Deferred tax assets		
Allowance for commission adjustments	$	19,336
Agent advances allowance		7,407
Total deferred tax assets	$	26,743

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2021 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Truist's federal income tax returns are no longer subject to examination by the IRS for taxable years prior to 2018. Various years remain subject to examination by state and local taxing authorities.

6. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Notes to Statement of Financial Condition
December 31, 2021

7.   **Commitments and Contingencies**

In accordance with the provisions of U.S. GAAP for contingencies, the Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. At December 31, 2021, management is not aware of any material contingent liabilities and the Company has no material future commitments.

8.   **Subsequent Events**

The Company has evaluated subsequent events through February 22, 2022, and has determined there are none requiring disclosure.